UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number 000-00121

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kulicke and Soffa Industries, Inc.

1005 Virginia Drive

Fort Washington, PA 19034

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

Financial Statements and Supplemental Schedule

For the years ended December 31, 2006 and 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Kulicke and Soffa Industries, Inc. Incentive Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.

Kingston, Pennsylvania

June 27, 2008

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

Statements of Net Assets Available for Benefits (Modified Cash Basis)

December 31, 2006 and 2007

	2006	2007
Assets:
Investments, at fair value:
Mutual funds	$54,857,821	$54,650,586
Kulicke and Soffa Industries, Inc. common stock	9,882,580	6,884,391
Participant loans	279,610	262,065

Total investments	65,020,011	61,797,042

Due from broker for securities sold	37,979	—

Net assets available for benefits	$65,057,990	$61,797,042

The accompanying notes are an integral part of these financial statements.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)

For the years ended December 31, 2006 and 2007

	2006	2007
ADDITIONS:
Investment income:
Interest and dividends	$2,371,508	$2,846,335
Net gain on fair value of investments	3,810,220	1,355,415

	6,181,728	4,201,750

Contributions:
Employer non-cash (common stock)	1,647,342	1,179,198
Employee	3,256,470	2,384,124

	4,903,812	3,563,322

Total additions	11,085,540	7,765,072

DEDUCTIONS:
Benefit payments	15,303,529	11,407,413
Administrative and other fees	151,856	90,814

Total deductions	15,455,385	11,498,227

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS, PRIOR TO TRANSFER	(4,369,845)	(3,733,155)
Transfer from Alphasem
Employer non-cash (common stock)	—	154,949
Employee	—	317,258

Total transfer	—	472,207

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(4,369,845)	(3,260,948)

Net assets available for benefits:
Beginning of year	69,427,835	65,057,990

End of year	$65,057,990	$61,797,042

The accompanying notes are an integral part of these financial statements.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

Notes to Financial Statements (Modified Cash Basis)

December 31, 2006 and 2007

1.	DESCRIPTION OF THE PLAN

The following description of the Kulicke and Soffa Industries, Inc. (the “Company”) Incentive Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established on January 1, 1987 and has been amended six times with the latest amendment on August 13, 2007. Full-time employees that are at least 18 years old are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

For the contribution period, participants may contribute up to 25% of their compensation, on a before-tax or after-tax basis, subject to Internal Revenue Service (“IRS”) limitations. In addition, participants who have attained the age of 50 before the end of the Plan year are eligible to make “catch-up” contributions. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

As of January 1, 2001, the Company has made matching contributions equal to 50%, for employees with less than fifteen years of service, or 100%, for employees with fifteen or more years of service, of the participant’s before-tax contribution up to 6% of compensation. Additionally, grandfathered matching contributions were made to participants who had attained the age of 40 on or before December 31, 1995. Grandfathered matching percentages are 25% for participants ages 40-44, 50% for participants ages 45-54 and 75% for participants ages 55 or older. The Company’s contributions were satisfied by shares of Company common stock, valued at the market price on the date of the matching contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings and charged with an allocation of Plan losses and administrative and other fees. Allocations are based upon participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings. Vesting in the Company’s contribution to the participants’ account is based upon years of service. A participant becomes 33 1/3% vested after 2 years of service, 66 2/3% vested after 3 years of service, and 100% vested after 4 years of service. If a participant attains the age of 65, dies, or becomes disabled while actively working for the Company, the participant’s account becomes 100% vested.

Payment of Benefits

Upon termination of service, a participant will receive a lump-sum amount equal to the vested value of his or her account. Distributions are subject to the applicable provisions of the Plan agreement.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles, and is an acceptable method of reporting under Department of Labor Regulations. The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income on the accrual basis.

Use of Estimates

The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefits

Benefits are recorded when paid by the Plan.

Valuation of Investments

The Plan’s investments are stated at fair value, which for common stock was determined using quoted market prices on the last trading day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is accrued when earned.

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2007 are separately identified as follows:

	2006	2007
Fidelity Growth Companies Fund	$14,545,690	$15,512,101
Kulicke and Soffa Industries, Inc. common stock	9,882,580	6,884,391
Fidelity Retirement Money Market Portfolio	7,465,467	6,082,295
Spartan U.S. Equity Index Fund	5,204,361	4,841,919
Fidelity Puritan Fund	5,095,097	4,567,436
Fidelity Diversified International	*	4,110,976

*	Investment is under 5% of the Plan’s net assets available for benefits for respective year.

For the years ended December 31, 2006 and 2007, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) as follows:

	2006	2007
Mutual funds	$3,525,237	$2,529,350
Kulicke and Soffa Industries, Inc. common stock	284,983	(1,173,935)

	$3,810,220	$1,355,415

4.	PARTICIPANT LOANS

Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s vested account and bear interest at rates commensurate with prevailing market rates for similar loans, as defined (6.75% to 8.75% for loans issued during the year ended December 31, 2006, and 8.25% for loans issued during the year ended December 31, 2007). Participants are permitted to have up to two loans outstanding at any time. Principal and interest is repaid ratably through payroll deductions.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6.	TAX STATUS

The IRS has determined and informed the Company by a letter dated April 23, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Since the date of this letter, the Company has made amendments to the Plan. The Plan’s tax counsel believes that the Plan is properly designed to be in compliance with the applicable requirements of the IRC. The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

7.	FORFEITURES

Employer contributions forfeited remain in the Plan and are available to offset future employer contributions or to pay Plan expenses. As of December 31, 2006 and 2007 forfeited non-vested accounts totaled $261,052 and $356,550, respectively. For the years ended December 31, 2006 and 2007, $125,596 and $79,391, respectively, was used from the forfeiture account to pay Plan expenses.

8.	RELATED PARTIES

Certain Plan assets are shares of mutual funds managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee of the Plan. Additionally, the Plan sponsor issues the shares of Kulicke and Soffa Industries, Inc. Common Stock. Therefore, transactions in these investments qualify as party-in-interest transactions.

9.	NON PARTICIPANT-DIRECTED INVESTMENTS

All amounts invested in Kulicke and Soffa Industries, Inc. common stock may be transferred at any time to one or more other funds at the participant’s direction.

10.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the future and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan

EIN 23-1498399 Plan 02

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis)

December 31, 2007

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost **	(e) Current Value

	Franklin Templeton Investments	Templeton World Fund		$2,049,862
	Pimco	Pimco Total Return Fund		1,253,335
	Legg Mason	LM Value Trust FI CL		878,625
*	Fidelity Investments	Fidelity Growth Companies Fund		15,512,101
*	Kulicke and Soffa Industries, Inc.	Kulicke and Soffa Industries, Inc. Common Stock		6,884,391
*	Fidelity Investments	Fidelity Retirement Money Market Fund		6,082,295
*	Fidelity Investments	Spartan US Equity Index Fund		4,841,919
*	Fidelity Investments	Fidelity Puritan Fund		4,567,436
*	Fidelity Investments	Fidelity Diversified International Fund		4,110,976
*	Fidelity Investments	Fidelity Low Price Stock Fund		2,689,390
*	Fidelity Investments	Fidelity Equity Income Fund		2,600,730
*	Fidelity Investments	Fidelity Mid-Cap Stock Fund		2,322,781
*	Fidelity Investments	Fidelity Ginnie Mae Fund		2,017,538
*	Fidelity Investments	Fidelity Select Technology Fund		1,666,315
*	Fidelity Investments	Fidelity Small Cap Stock Fund		1,389,382
*	Fidelity Investments	Fidelity Select Healthcare Fund		1,165,913
*	Fidelity Investments	Fidelity Freedom 2040		451,018
*	Fidelity Investments	Fidelity Freedom 2020		296,640
*	Fidelity Investments	Fidelity Freedom 2015		272,782
*	Fidelity Investments	Fidelity Freedom 2035		166,293
*	Fidelity Investments	Fidelity Freedom 2030		155,952
*	Fidelity Investments	Fidelity Freedom 2025		136,777
*	Fidelity Investments	Fidelity Freedom 2010		20,362
*	Fidelity Investments	Fidelity Freedom 2005		1,481
*	Fidelity Investments	Fidelity Freedom Income		683
*	Participant Loans	Interest rates from 5.00% - 9.25%, Maturity dates vary through May 2031, secured by account balances		262,065

				$61,797,042

*	Represents a party-in-interest for which a statutory exemption exists.
**	All investments are participant directed therefore disclosure of cost is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

KULICKE and SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

Date: June 27, 2008	By:	/s/ Michael Morris
Michael Morris
Chairman, Kulicke and Soffa Industries, Inc. Plan Administrator Committee

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm